UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

                 Newbury Street II Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G6439S 109

(CUSIP Number)

Thomas Bushey

121 High Street, Floor 3

Boston, MA 02110

(617) 334-2805

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6439S 109	13D	Page 2 of 10 pages

1	Names of Reporting Persons. Newbury Street II Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

6,602,500
	8	Shared Voting Power

0
	9	Sole Dispositive Power

6,602,500
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,602,500(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11)

27.38%(1)
14	Type of Reporting Person (See Instructions)

OO

(1)	Includes (i) 6,118,000 of the Issuer’s (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 281456) and (ii) 484,500 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement (as defined below) by and between Newbury Street II Acquisition Sponsor LLC and the Issuer.

CUSIP No. G6439S 109	13D	Page 3 of 10 pages

1	Names of Reporting Persons. Thomas Bushey
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2€: ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

6,602,500
	8	Shared Voting Power

0
	9	Sole Dispositive Power

6,602,500
	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,602,500(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11)

27.38%(1)
14	Type of Reporting Person (See Instructions)

IN

(1)	Includes (i) 6,118,000 of the Issuer’s Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 281456) and (ii) 484,500 Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between Newbury Street II Acquisition Sponsor LLC and the Issuer.

CUSIP No. G6439S 109	13D	Page 4 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001, of Newbury Street II Acquisition Corp, a Cayman Islands exempted company (the “Issuer”) whose principal executive offices are located at 121 High Street, Floor 3, Boston, MA 02110.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Newbury Street II Acquisition Sponsor LLC (“Sponsor”); and

Thomas Bushey, as Managing Member of the Sponsor.

Sponsor is organized under the laws of the State of Delaware. Mr. Thomas Bushey is a citizen of the United States of America. The address for the principal business office of each Reporting Person is 121 High Street, Floor 3, Boston, MA 02110.

Mr. Thomas Bushey is the Chief Executive Officer of the Issuer and the managing member of the Sponsor, the sponsor of the Issuer. The principal business of the Sponsor is investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The aggregate purchase price of the Placement Units (as defined below) was $4,845,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

On June 20, 2024, the Sponsor acquired an aggregate of 5,750,000 Class B ordinary shares, for $25,000, or approximately $0.004 per share. On July 12, 2024, the Issuer issued an additional 368,000 Class B ordinary shares to the Sponsor in a share capitalization resulting in the Sponsor holding a total of 6,118,000 Class B ordinary shares (the “Founder Shares”), of which up to 798,000 Class B ordinary shares were subject to forfeiture to the extent the underwriter did not exercise its over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) in full. At the closing of the IPO, the underwriter exercised the over-allotment option in full and as a result, no Founder Shares were forfeited. The Founder Shares will automatically convert into shares of Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

CUSIP No. G6439S 109	13D	Page 5 of 10 pages

Placement Units

On November 4, 2024, as part of a Private Placement Units Purchase Agreement dated October 31, 2024 (the “Unit Purchase Agreement”), Sponsor purchased 484,500 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $4,845,000. Each Placement Unit consists of one Class A ordinary share (“Placement Share”) and one-half warrant (“Placement Warrant”). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share.

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) with other parties named thereunder on October 31, 2024, pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and any Class A ordinary shares purchased during or after the IPO (the “public shares”) in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and any public shares in connection with the completion of the Business Combination in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s amended and restated memorandum and articles of association prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete the Business Combination within 24 months from the closing of the IPO (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and the Placement Shares if the Issuer fails to complete the Business Combination within the Combination Period, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the Combination Period.

CUSIP No. G6439S 109	13D	Page 6 of 10 pages

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor has agreed not to transfer, assign or sell the Founder Shares and any Class A ordinary shares purchased during or after the IPO, as applicable, until the earlier of (i) twelve months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Pursuant to the Letter Agreement, Sponsor also has agreed that the Placement Units (including the underlying Placement Shares, Placement Warrants and the Class A ordinary shares issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor and other parties named thereunder on October 31, 2024. Pursuant to the Registration Rights Agreement, holders of Founder Shares, Placement Units (including securities underlying such Placement Units), any shares of Class A ordinary shares issuable upon conversion of the Founder Shares, and any units that may be issued in connection with working capital loans, in the Registration Rights Agreement are entitled to make up to three demands that the Issuer offer such securities in an underwritten offering. These holders also have certain “piggy-back” registration rights with respect to certain underwritten offerings the Issuer may conduct. The holders of the Private Units (including the underlying securities) and the Class A ordinary shares issued to BTIG, LLC also will be entitled to registration rights. These registration rights are limited to one demand and unlimited “piggy-back” rights for periods of five and seven years, respectively, from the commencement of sales of the IPO.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

CUSIP No. G6439S 109	13D	Page 7 of 10 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares are beneficially owned by each of the Reporting Persons, as well as the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 24,116,375 ordinary shares outstanding as of November 4, 2024, which includes:

(i) 17,250,000 Class A ordinary shares included in the units issued in the IPO, (ii) 6,118,000 Founder Shares, (iii) 648,375 Class A ordinary shares included in the private placement units and (iv) 100,000 Class A ordinary shares issued to the representative of the underwriters of the IPO.

CUSIP No. G6439S 109	13D	Page 8 of 10 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Newbury Street II Sponsors LLC	6,602,500	27.38%	6,602,500	0	6,602,500	0
Thomas Bushey	6,602,500	27.38%	6,602,500	0	6,602,500	0

The securities reported above are held of record by Sponsor and consist of the Founder Shares and the Private Placement Shares. None of the Founder Shares are subject to forfeiture as a result of the full exercise of the underwriters’ over-allotment option at the closing of the IPO.

Thomas Bushey is the Managing Member of the Sponsor. Consequently, Mr. Bushey may be deemed to have beneficial ownership of the securities held of record by Sponsor.

(c) Neither of the Reporting Person has effected any transactions of the Issuer’s Class A ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G6439S 109	13D	Page 9 of 10 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated October 31, 2024, by and among the Issuer, its officers, its directors, the Sponsor and BTIG, LLC (Incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed November 6, 2024).
3	Registration Rights Agreement, dated October 31, 2024, by and among the Issuer, the Sponsor, and other parties thereto (Incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed November 6, 2024).
4	Private Placement Units Purchase Agreement, dated October 31, 2024, by and between the Issuer and the Sponsor (Incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 6, 2024).

CUSIP No. G6439S 109	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

NEWBURY STREET II ACQUISITION Sponsor LLC

By:	/s/ Thomas Bushey
Name:	Thomas Bushey
Title:	Managing Member

THOMAS BUSHEY

/s/ Thomas Bushey